VIA FACSIMILE AND EDGAR

December 5, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Woody
Accounting Branch Chief

Mark Rakip
Staff Accountant

Re:	Tejon Ranch Co.
Form 10-K for fiscal year ended December 31, 2011
Filed March 12, 2012
File No. 1-7183

Dear Mr. Woody,

Thank you for your response letter dated November 28, 2012, containing your additional questions on the above-captioned filing by Tejon Ranch Co., or the Company, with the United States Securities and Exchange Commission, or the Commission. Set forth below are the Company’s responses to your comments. For your convenience, the text of the Staff’s comments is included below in bold text and is followed by the Company’s responses to such comments.

Form 10-k for fiscal year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations by Segment, page 28

Real Estate – Resort/Residential, page 30

1.	We have reviewed your response to comment number 1. Please tell us what the expected period of performance is given that you have a commitment not to perform any development on the property. Additionally, please tell us what would happen if the property was sold to a third party. Specifically, tell us whether a new owner would be subject to the easement.

Response

The easements sold covering the 62,000 acres divested the Company of any current rights and any future rights to commercial and residential development on that land. The value of the easement was based on an appraisal/negotiation with the buyer and represented the difference in the value of the land with and without development rights. The easements became encumbrances on the land and have been recorded on the deeds and are discoverable through title searches. These easements will run in perpetuity with the land, making the expected period of performance perpetual.

In the event the land were sold to a third party, such third party would purchase the land with the easements in place and would have to follow the conditions of the easements. Any new owner through a purchase is subject to the easement.

Management of the Company is very aware of its responsibility for the adequacy and accuracy of both the financial numbers and disclosures within our filings. Our goal is to provide full disclosure and transparency in all of our filings. In connection with responding to the comments set forth in your letter of November 28, 2012, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s assistance in this process.

Best regards,

/s/ Allen E. Lyda
Allen E. Lyda
Senior Vice President and Chief Financial Officer
Tejon Ranch Co.